SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Blocklisting Six Monthly Return, dated October 5, 2005.

                                                   BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 30 SEPTEMBER 2005

AVS No: [     ]

Name of applicant: SCOTTISH POWER PLC

Name of scheme: SCOTTISHPOWER SHARESAVE SCHEME

Period of return: From: 1 APRIL 2005                          To: 30 SEPTEMBER 2005

Balance under scheme from previous return: 1,925,337 ORDINARY SHARES OF 50P EACH

The amount by which the block scheme has
been increased, if the scheme has been
increased since the date of the last return: NIL

Number of securities issued/allotted under
scheme during period: NIL

Balance under scheme not yet issued/allotted
at end of period: 1,925,337 ORDINARY SHARES OF 50P EACH

Number and class of securities originally
listed and the date of admission: 40,000,000 + 10,000,000,+,2,000,000 = 52,000,000 ORDINARY SHARES OF 50P EACH

Total number of securities in issue at the end
of the period: 1,870,986,975 ORDINARY SHARES OF 50P EACH

Name of contact: DONALD McPHERSON
Address of contact: SCOTTISH POWER PLC, AVONDALE HOUSE, PHOENIX CRESCENT, STRATHCLYDE BUSINESS PARK, BELLSHILL, ML4 3NJ
Telephone number of contact: 01698 396414

SIGNED BY ______________________________________________
Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

_______________________________________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                                                   BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 30 SEPTEMBER 2005

AVS No: [     ]

Name of applicant: SCOTTISH POWER PLC

Name of scheme: SCOTTISHPOWER EXECUTIVE SHARE OPTION SCHEME

Period of return: From: 1 APRIL 2005                          To: 30 SEPTEMBER 2005

Balance under scheme from previous return: 166,865 ORDINARY SHARES OF 50P EACH

The amount by which the block scheme has
been increased, if the scheme has been
increased since the date of the last return: NIL

Number of securities issued/allotted under
scheme during period: NIL

Balance under scheme not yet issued/allotted
at end of period: 166,865 ORDINARY SHARES OF 50P EACH

Number and class of securities originally
listed and the date of admission: 4,600,000 ORDINARY SHARES OF 50P EACH

Total number of securities in issue at the end
of the period: 1,870,986,975 ORDINARY SHARES OF 50P EACH

Name of contact: DONALD McPHERSON
Address of contact: SCOTTISH POWER PLC, AVONDALE HOUSE, PHOENIX CRESCENT, STRATHCLYDE BUSINESS PARK, BELLSHILL, ML4 3NJ
Telephone number of contact: 01698 396414

SIGNED BY ______________________________________________
Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

_______________________________________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                                                   BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 30 SEPTEMBER 2005

AVS No: [     ]

Name of applicant: SCOTTISH POWER PLC

Name of scheme: PACIFICORP STOCK INCENTIVE PLAN

Period of return: From: 1 APRIL 2005                          To: 30 SEPTEMBER 2005

Balance under scheme from previous return: 1,507,312 ORDINARY SHARES OF 50P EACH

The amount by which the block scheme has
been increased, if the scheme has been
increased since the date of the last return: 5,000,000 ORDINARY SHARES OF 50P EACH

Number of securities issued/allotted under
scheme during period: 4,261,248 ORDINARY SHARES OF 50P EACH

Balance under scheme not yet issued/allotted
at end of period: 2,246,064 ORDINARY SHARES OF 50P EACH

Number and class of securities originally
listed and the date of admission: 4,000,000 + 1,500,000 + 5,000,000 = 10,500,000 ORDINARY SHARES OF 50P EACH

Total number of securities in issue at the end
of the period: 1,870,986,975 ORDINARY SHARES OF 50P EACH

Name of contact: DONALD McPHERSON
Address of contact: SCOTTISH POWER PLC, AVONDALE HOUSE, PHOENIX CRESCENT, STRATHCLYDE BUSINESS PARK, BELLSHILL, ML4 3NJ
Telephone number of contact: 01698 396414

SIGNED BY ______________________________________________
Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

_______________________________________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                                                   BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 30 SEPTEMBER 2005

AVS No: [     ]

Name of applicant: SCOTTISH POWER PLC

Name of scheme: SCOTTISHPOWER EMPLOYEE SHARE OWNERSHIP PLAN

Period of return: From: 1 APRIL 2005                          To: 30 SEPTEMBER 2005

Balance under scheme from previous return: 4,451,850 ORDINARY SHARES OF 50P EACH

The amount by which the block scheme has
been increased, if the scheme has been
increased since the date of the last return: NIL

Number of securities issued/allotted under
scheme during period: 1,204,507 ORDINARY SHARES OF 50P EACH

Balance under scheme not yet issued/allotted
at end of period: 3,247,343 ORDINARY SHARES OF 50P EACH

Number and class of securities originally
listed and the date of admission: 3,000,000 + 5,000,000 + 5,000,000 + 5,000,000 = 18,000,000 ORDINARY SHARES OF 50P EACH

Total number of securities in issue at the end
of the period: 1,870,986,975 ORDINARY SHARES OF 50P EACH

Name of contact: DONALD McPHERSON
Address of contact: SCOTTISH POWER PLC, AVONDALE HOUSE, PHOENIX CRESCENT, STRATHCLYDE BUSINESS PARK, BELLSHILL, ML4 3NJ
Telephone number of contact: 01698 396414

SIGNED BY ______________________________________________
Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

_______________________________________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                                                   BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 30 SEPTEMBER 2005

AVS No: [     ]

Name of applicant: SCOTTISH POWER PLC

Name of scheme: PURSUANT TO CONVERSION OF THE US$7000,000,000 STEP-UP PERPETUAL SUBORDINATED GUARANTEED CONVERTIBLE BONDS OF SCOTTISH
POWER FINANCE (JERSEY) LIMITED

Period of return: From: 1 APRIL 2005                          To: 30 SEPTEMBER 2005

Balance under scheme from previous return: 90,706,000 ORDINARY SHARES OF 50P EACH

The amount by which the block scheme has
been increased, if the scheme has been
increased since the date of the last return: NIL

Number of securities issued/allotted under
scheme during period: NIL

Balance under scheme not yet issued/allotted
at end of period: 90,706,000 ORDINARY SHARES OF 50P EACH

Number and class of securities originally
listed and the date of admission 90,709 ADMITTED ON 14 JULY 2003 + 90,615,291 ADMITTED ON 23 JULY 2003 = 90,706,000 ORDINARY SHARES
OF 50P EACH

Total number of securities in issue at the end
of the period: 1,870,986,975 ORDINARY SHARES OF 50P EACH

Name of contact: DONALD McPHERSON
Address of contact: SCOTTISH POWER PLC, AVONDALE HOUSE, PHOENIX CRESCENT, STRATHCLYDE BUSINESS PARK, BELLSHILL, ML4 3NJ
Telephone number of contact: 01698 396414

SIGNED BY ______________________________________________
Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

______________________________________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: October 5, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary